AIG Life and Retirement 21650 Oxnard Street Suite 750 Woodland Hills, CA 91367 www.aig.com Nicole Strother Counsel T + 1 310 772 6225 nicole.strother@aig.com

November 23, 2021

VIA EDGAR and E-Mail

Mr. Jeff Foor

U.S. Securities and Exchange Commission Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:   Variable Annuity Account Ten (“Registrant”)

        American General Life Insurance Company (“Depositor”)

        Advanced Outcomes Annuity (“Variable Annuity”)

        Amended Form N-4

        File Nos. 333-254664 and 811-23649

Dear Mr. Foor:

Thank you for providing additional verbal comments on October 29, 2021 and November 19, 2021 to our responses filed on September 27, 2021 regarding the amended Form N-4 Registration Statement referenced above. We have responded to your comments as follows:

Important Information You Should Consider About the Contract

Ongoing Fees and Expenses (annual charges)

1.	Comment – Please clarify and add the following (or similar) statement in the chart as a parenthetical after “Optional Benefits Available for an Additional Charge”: “single option benefit if elected.”

Response – The optional benefits annual fee language in the chart now reads:

“Optional Benefits Available for an Additional Charge (For a single optional benefit, if elected).”

Optional Benefits

2.	Comment – Please delete “that exceed limits specified by the terms of an optional benefit” in the 2nd bullet for restrictions applicable to the optional benefits.

Response – The language has been deleted and the 2nd bullet is revised as follows:

“Withdrawals may reduce the value of the benefit, and if you surrender your contract, the benefit will terminate.”

3.

Comment – Please disclose investment restrictions, if any, and consider adding the following (or similar) statement: “not all underlying funds may be available if you elect an optional benefit” under the restrictions applicable to the optional benefits in the chart.

Response – There are no investment restrictions on this product. The referenced language has been deleted throughout the entire prospectus.

Fee Table

4.	Comment – Please consider adding “Buffer” (or similar labels) to the “10%” and “20%” listed in the fee table for the 10-Year Account Value Buffer Benefit Percentages.

Response – The 10% and 20% listed in the fee table are now labeled as follows:

10-Year Account Value Buffer Benefit Percentage[2]	Fee[3]
10% Benefit Buffer	0.40%
20% Benefit Buffer	0.75%

Principal Risks of Investing in the Contract

5.	Comment – Please revise and consider bulleting the disclosure under “Structured Outcome Funds Risk” to make it easier for a contract owner to follow.

Response—We have revised and bulleted the disclosure as follows:

“Structured Outcome Funds Risk. Certain Underlying Funds may employ Strategies which seek to provide a `structured outcome’ investment experience. These Strategies seeks to deliver performance defined by upside capture parameters and seek to provide targeted downside protection via downside parameters based on the performance of one or more referenced indices.

Upside Parameters. The upside capture parameters could limit the upside participation of these Underlying Funds in rising referenced index performance relative to other funds that are not subject to such parameters. For each outcome period, an Underlying Fund’s performance is subject to upside return parameters. These upside parameters may conflict with your investment objectives by limiting your ability to maximize growth of your investment:

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Cap: The cap represents the maximum percentage return that these Underlying Funds can achieve, before contract fees, fund fees and expenses. This cap is set on the first day of an outcome period and may increase or decrease from one outcome period to the next. If the referenced index experiences increases that exceeds the cap, you will not experience those excess gains.

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Spread: The spread represents the first percentage gain in a referenced index associated with the Strategy that you will not participate in. The spread is a variable figure that will be determined on the Term Start Date. For example, if the spread is 1% and the performance of a referenced index is greater than the spread, the Underlying Fund will reflect the percentage gain of the referenced index minus the spread on the Term End Date, before contract fees, fund fees and expenses.

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Participation Rate: The upside participation rate is the rate of participation in a referenced index associated with the Strategy and is designed to pass through such performance to the Underlying Fund. The upside participation rate is a variable figure that will be determined on the Term Start Date. If the upside participation rate is 50%, the Underlying Fund will reflect 50% of the positive performance of the referenced index on the Term End Date. For example, if the referenced index experiences a gain of 10% in price, the Underlying Fund’s outcome would be 5% on the Term End Date, before contract fees, fund fees and expenses.

Downside Parameters. The downside protection parameters provide limited protection in the event of decreasing referenced index performance.

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Buffer: An Underlying Fund subject to a buffer of 10% will seek to protect against the first 10% of the referenced index price decrease over each outcome period, before contract fees, fund fees and expenses. You will bear any losses exceeding 10% related to the decrease in price of the referenced index. There is no guarantee that these Underlying Funds will successfully buffer against referenced index price decreases.

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Participation Rate: The downside participation rate is the rate of participation in a negative return of the referenced index associated with the Strategy and is designed to pass through to the performance of the Underlying Fund. If the downside participation rate is 50%, the Underlying Fund will reflect 50% of the negative performance of the referenced index on the Term End Date. For example, if the referenced index experiences a loss of 10% in price, the Underlying Fund’s outcome would be -5% on the Term End Date, before contract fees, fund fees and expenses.

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Floor: The floor represents the maximum percentage of loss in a given referenced index that a Strategy will reflect via the performance of an Underlying Fund. If the floor in a Strategy is    -10% and the performance of the referenced index is greater than this percentage, the floor would be the maximum negative performance that would be reflected in the Underlying Fund on the Term End Date. For example, assuming a floor of 10%, if the referenced index experiences a loss of 5% in price, the performance of the Underlying Fund would reflect a 5% loss. However, if the referenced index experiences a loss of 15%, the Underlying Fund will not generally reflect a loss greater than the floor of 10% before contract fees, fund fees and expenses.

The parameters of the Underlying Funds are designed to achieve or attempt to achieve their objectives over the entirety of the Underlying Fund’s outcome period. Therefore, if you invest in these Underlying Funds after its specified outcome period has already started, you risk your investment not experiencing the full effect of the parameters. Additionally, the specified outcomes of these Underlying Funds may not be realized. For more information, please see the Underlying Funds’ prospectuses.

Structured Outcome Funds are not guarantees, and unlike such guarantees, are not backed by the General Account of the insurance company.”

6.	Comment – Please clarify and disclose whether the following statement “before fees and expenses” are referring to contract or fund fees, or both.

Response – We have clarified and disclosed that the statement “before fees and expenses” are referring to both contract fees, fund fees and expenses. We have revised the disclosure as follows:

“…before contract fees, fund fees and expenses.”

7.	Comment – Please confirm if the examples in the “Structured Outcome Funds Risk” disclosure are accurate and consider deleting “up to” referenced throughout this section.

Response – We have confirmed that all examples are accurate and have deleted the reference “up to” throughout the section.

8.

Comment – Please include prominent disclosure that reads “Structured Outcome Funds are not guarantees, and unlike such guarantees, are not backed by the general account of the insurance company” at the end of the “Structured Outcome Funds Risks” disclosure section.

Response – The disclosure has been added in bold.

Investment Options

9.

Comment – Please clarify and add the following (or similar) disclosure to clarify that subsequent purchase payments are allocated based on the contract owner’s allocation instructions: “based on your allocation instructions.”

Response – We have added the disclosure and the sentence now reads:

“Prior to any portion of a subsequent Purchase Payment being allocated to Next Funds, you must first elect to allocate your subsequent Purchase Payment to the money market fund where it will be invested until it is transferred to the Next Funds on their respective Term Start Dates based on your allocation instructions.”

10.	Comment – Please confirm that the fund frequency listed as “monthly” and “quarterly” are accurate.

Response – Confirmed. Additional funds will be reflected in Appendix A as they become available.

11.

Comment – Please clarify and consider adding the following (or similar) statement in this section: “In certain instances, this may cause your money to be invested in the money market fund for up to 6 months before being invested in other funds.”

Response – In certain instances when funds with a quarterly frequency are elected, money invested in the money market fund may be invested for up to 90 days before being allocated to other funds. We have added the following clarifying disclosure:

“Note: In certain instances, this may cause your money to be invested in the money market fund for up to 90 days before being allocated to other funds per your allocation instructions.”

Transfers During the Accumulation Phase

12.	Comment – Please clarify if contract owners can allocate to funds that are not Current or Next Funds and whether other funds are considered available.

Response – Contract owners can transfer to any funds with Term Start Dates that occurred on or before the transfer request has been received in Good Order. Contract owners may also transfer to funds with Term Start Dates that have not yet occurred provided the Term Start Date occurs within 30 days from receipt of the transfer request in Good Order. The disclosure in this section has been enhanced to further clarify what funds an investor can transfer to as follows:

“You may transfer funds to any Variable Portfolios with Term Start Dates that occurred on or before the transfer request has been received in Good Order. You may also request transfers to funds with Term Start Dates that have not yet occurred provided the Term Start Date occurs within 30 days from receipt of the transfer request in Good Order.

All transfers will occur on the corresponding Term Start Dates per your allocation instructions. If you intend on investing your money in one or more Variable Portfolios with a Term Start Date that has not yet occurred, your money will remain invested in your current Variable Portfolio(s) until it is transferred on their respective Term Start Date based on your allocation instructions received in Good Order.”

13.	Comment – Please add the following statement (or similar): “typically 2pm” under “Why is there a Transaction Cutoff?”

Response – We have added the following disclosure under “Why is there a Transaction Cutoff?”:

“The Transaction Cutoff is two hours prior to the Market Close, usually 2:00 p.m. Eastern Time.”

Appendix A – Underlying Funds Available Under the Contract

14.

Comment – Similar to Comment 3, please disclose investment restrictions, if any, and consider adding the following (or similar) statement: “not all underlying may be available if you elect an optional benefit” above the chart in Appendix A.

Response – There are no investment restrictions on this product. The referenced language has been deleted throughout the entire prospectus.

15.	Comment – Please identify which funds will not be available at launch.

Response – We have footnoted which funds will not be available at launch by disclosing the date each fund will be available.

16.	Comment – Similar to Comment 11, please clarify if contract owners can allocate to funds that are not Current or Next Funds and whether other funds are considered available.

Response – We have added the following disclosure above the chart:

“For initial and subsequent Purchase Payments, you can only provide instructions for Current Funds, Next Funds and the Milliman Money Market Fund.

For Transfers, you may transfer funds to any Variable Portfolios with Term Start Dates that occurred on or before the transfer request. You may also request transfers to funds with Term Start Dates that have not yet occurred, provided, the Term Start Date occurs within 30 days from receipt of the transfer request.”

17.	Comment – Please clarify and explain to the Staff the following statement: “a degree of under or over performance is likely.”

Response – We have deleted the referenced language throughout the prospectus.

18.	Comment – Please confirm whether there are arrangements with certain broker dealers to not offer certain funds.

Response – We have confirmed that there are no arrangements with certain broker dealers to not offer certain funds. We have deleted the following footnote:

“Please note that not all of these Underlying Funds may be available through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative for availability and additional restrictions.”

Appendix D – 10-Year Account Value Buffer Example

19.	Comment – Please reconcile the withdrawal amount figures shown in Example 3.

Response – We have corrected the typo to show the withdrawal amount as follows:

“A withdrawal of $24,000 was taken in the 5th benefit year.”

20.	Comment – Please confirm “year 6” should be shown in the chart.

Response – Confirmed. We have corrected the typo to show “year 6” in the chart.

21.	Comment – Please simplify the example under Example 4.

Response – We have simplified the example.

Should you have any questions or need any additional information, please do not hesitate to contact me at (310) 772-6225 or e-mail: Nicole.strother@aig.com.

Very truly yours,

/s/Nicole Strother

Nicole Strother

Counsel

CC: Michael Kosoff